EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PROGRESS ENERGY
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,418	$1,029	$527	$910	$1,406
Fixed charges	841	872	884	827	846
Deduct:
Pretax income attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	2	3	3
Preference security dividend requirements of consolidated subsidiaries	—	—	6	6	7
Total earnings	$2,259	$1,901	$1,403	$1,728	$2,242

Fixed charges:
Interest on debt, including capitalized portions	$732	$772	$782	$769	$788
Estimate of interest within rental expense	109	100	96	52	51
Preference security dividend requirements of consolidated subsidiaries	—	—	6	6	7
Total fixed charges	$841	$872	$884	$827	$846
Ratio of earnings to fixed charges	2.7	2.2	1.6	2.1	2.7
Ratio of earnings to fixed charges and preferred dividends combined(b)	2.7	2.2	1.6	2.1	2.7

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)    For all periods presented, Progress Energy, Inc. had no preferred stock outstanding.